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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LECG Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

523234 10 2

(CUSIP Number)

Scott A. Maskalunas
c/o Thoma Cressey Equity Partners, Inc.
233 South Wacker Drive, 92nd Floor
Chicago, IL 60606
(312) 777-4444

James A. Hutchinson, Esq.
Brian J. Lynch, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, D.C. 20004
(202) 637-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 523234 10 2			Page 2 of 10

1.	Name of Reporting Person: Thoma Cressey Equity Partners, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,158,500

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,158,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,158,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.06%

14.	Type of Reporting Person (See Instructions): CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 523234 10 2			Page 3 of 10

1.	Name of Reporting Person: TC Partners VII, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,158,500

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,158,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,158,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.06%

14.	Type of Reporting Person (See Instructions): PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 523234 10 2			Page 4 of 10

1.	Name of Reporting Person: Thoma Cressey Fund VII, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,140,682

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,140,682

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,140,682

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.98%

14.	Type of Reporting Person (See Instructions): PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 523234 10 2			Page 5 of 10

1.	Name of Reporting Person: Carl D. Thoma		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,158,500

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,158,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,158,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.06%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 523234 10 2	Page 6 of 10

Item 1. Security and Issuer

     This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Shares”), of LECG Corporation, a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 2000 Powell Street, Emeryville, CA 94608.

Item 2. Identity and Background

     (a) This Schedule 13D is being filed on behalf of (i) Thoma Cressey Equity Partners, Inc., a Delaware corporation (“TCEP”), (ii) TC Partners VII, L.P., a Delaware limited partnership (“Partners”), (iii) Thoma Cressey Fund VII, L.P., a Delaware limited partnership (“Fund VII”) and (iv) Carl D. Thoma (collectively and together with Mr. Lee M. Mitchell and Mr. Bryan C. Cressey, the “Reporting Persons”). TCEP is the general partner of Partners, and Partners is the general partner of both Fund VII and Thoma Cressey Friends Fund VII, L.P. (“Friends Fund”). Fund VII is the direct holder of 1,140,682 Shares and Friends Fund is the direct holder of 17,818 Shares. Carl D. Thoma is the sole stockholder of TCEP. William W. Liebeck, a former partner in TCEP, is no longer filing as a part of the group following his resignation from TCEP. TCEP, Partners and Mr. Thoma may be deemed to have beneficial ownership of the Shares held directly by Fund VII and Friends Fund.

     (b) The principal business address of the Reporting Persons is c/o Thoma Cressey Equity Partners, Inc., 233 South Wacker Drive, 92nd Floor, Chicago, IL 60606.

     (c) The principal business of TCEP, Partners and Fund VII is that of a private investment fund engaging in the purchase and sale of investments for its own account. Mr. Thoma is the sole stockholder of TCEP. Each of Mr. Mitchell and Mr. Cressey is a director and officer of TCEP.

     (d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Mr. Thoma, Mr. Mitchell and Mr. Cressey is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     Not Applicable.

Item 4. Purpose of Transaction

     The purpose of this report is to update beneficial ownership information for the Reporting Persons to give effect to the sale of certain Shares on April 19, 2005. The sale, which settled on April 22, 2005, involved the sale of 730,588 Shares by Fund VII and 11,412 Shares by Friends Fund.

     Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to, or that would result in the acquisition or disposition by any person of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, a sale or transfer of a material amount of the Issuer’s assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or the dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, or a change in the Issuer’s charter or bylaws or with respect to the delisting or deregistration of any of the Issuer’s securities.

CUSIP No. 523234 10 2	Page 7 of 10

Item 5. Interest in Securities of the Issuer

     (a) As of the date of this report, TCEP, Partners and Mr. Thoma each beneficially own an aggregate of 1,158,500 Shares, which represents 5.06% of the outstanding Shares. The Shares beneficially owned by the Reporting Persons include 1,140,682 Shares held directly by Fund VII and 17,818 Shares held directly by Friends Fund. Mr. Mitchell and Mr. Cressey do not beneficially own any Shares.

     (b)(1) Number of Shares as to which each of TCEP, Partners and Mr. Thoma has:

          i. Sole power to vote or to direct the vote: 0

          ii. Shared power to vote or to direct the vote: 1,158,500

          iii. Sole power to dispose or to direct the disposal of: 0

          iv. Shared power to dispose or to direct the disposal of: 1,158,500

     (b)(2) Number of Shares as to which Fund VII has:

          i. Sole power to vote or to direct the vote: 0

          ii. Shared power to vote or to direct the vote: 1,140,682

          iii. Sole power to dispose or to direct the disposal of: 0

          iv. Shared power to dispose or to direct the disposal of: 1,140,682

     (c) None of Reporting Persons has effected any transactions, other than those described herein, in the class of securities described herein during the past 60 days.

     (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

     (e) The Reporting Persons remain the beneficial owner of more than five percent of the class of securities described herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Certain of the Issuer’s stockholders hold rights to cause the Issuer to register the sale of their Shares under the Securities Act of 1933. These Shares are referred to as registrable securities. A holder or holders of at least a majority of the registrable securities may require the Issuer to prepare and file a registration statement under the Securities Act at the Issuer’s expense covering all or a portion of the registrable securities if the Shares to be included in that registration will generate anticipated aggregate net proceeds of at least $5.0 million. Registration rights terminate no later than five years after the Issuer’s initial public offering. Registration of these Shares under the Securities Act would result in these Shares becoming freely tradable without restriction under the Securities Act. This Registration Rights Agreement was amended to amend and clarify the operative dates relating to the registration and share sale restriction processes. This description of the Registration Rights Agreement, as amended, is qualified in its entirety by reference to the Registration Rights Agreement entered into between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons, and the amendment thereto, copies of which have been incorporated herein by reference to Exhibits 4 and 5.

Item 7. Materials to be Filed as Exhibits

     The Exhibit Index filed herewith is incorporated herein by reference.

CUSIP No. 523234 10 2	Page 8 of 10

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 22, 2005

THOMA CRESSEY EQUITY PARTNERS, INC.,
a Delaware corporation

/s/ Lee M. Mitchell
Lee M. Mitchell
Authorized Signatory

TC PARTNERS VII, L.P.

By:	Thoma Cressey Equity Partners, Inc.,
a Delaware corporation, its General Partner

By:
/s/ Lee M. Mitchell
Lee M. Mitchell
Authorized Signatory

THOMA CRESSEY FUND VII, L.P.

By:	TC Partners VII, L.P., its General Partner

By: Thoma Cressey Equity Partners, Inc.,
a Delaware corporation, its General Partner

/s/ Lee M. Mitchell
Lee M. Mitchell
Authorized Signatory

/s/ Carl D. Thoma
Carl D. Thoma

CUSIP No. 523234 10 2	Page 9 of 10

Exhibit 99.1

JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the Statement on Schedule 13D with respect to the securities of LECG Corporation to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated: April 22, 2005

THOMA CRESSEY EQUITY PARTNERS, INC.,
a Delaware corporation

/s/ Lee M. Mitchell
Lee M. Mitchell
Authorized Signatory

TC PARTNERS VII, L.P.

By:	Thoma Cressey Equity Partners, Inc.,
a Delaware corporation, its General Partner

By:
/s/ Lee M. Mitchell
Lee M. Mitchell
Authorized Signatory

THOMA CRESSEY FUND VII, L.P.

By:	TC Partners VII, L.P., its General Partner

By: Thoma Cressey Equity Partners, Inc.,
a Delaware corporation, its General Partner

/s/ Lee M. Mitchell
Lee M. Mitchell
Authorized Signatory

/s/ Carl D. Thoma
Carl D. Thoma

CUSIP No. 523234 10 2	Page 10 of 10

Exhibit Index

     Exhibit 1.      Intentionally left blank.

     Exhibit 2.      Intentionally left blank.

     Exhibit 3.      Intentionally left blank.

     Exhibit 4.      Registration Rights Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000, incorporated by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on August 25, 2003 (Commission File Number 333-108189). (“Registration Rights Agreement”).

     Exhibit 5.      Amendment No. 1 to the Registration Rights Agreement (filed with Schedule 13D, Amendment No. 2).

     Exhibit 99.1.      Joint Filing Agreement, dated April 22, 2005, among Thoma Cressey Equity Partners, Inc., TC Partners VII, L.P., Thoma Cressey Fund VII, L.P., and Carl D. Thoma (filed herewith).